EXHIBIT A

Risks of Investing

THE PURCHASE OF INVESTOR SHARES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY. THE PURCHASE OF INVESTOR SHARES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying our Class C Common Units is not like that at all. The ability of the Company to make the profits you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control. Nobody guaranties the Company will be successful and you might lose some or all of your money.

The Company Has Never Been Profitable: The Company has incurred net losses since its formation and has never been profitable. For the most recent fiscal year, the Company reported net losses of approximately $2.1 million, and for the prior fiscal year reported net losses of approximately $0.3 million. These losses reflect, among other things, significant investments in brand development, marketing, distribution expansion, production costs, overhead, and debt service.

The Company expects to continue to incur operating losses for the foreseeable future as it invests in marketing, sales execution, inventory, barrel financing, and working capital to support growth. Even if revenues increase, the Company may not be able to improve gross margins or control operating expenses sufficiently to achieve profitability. The Company's business model requires meaningful scale to absorb fixed costs, and there can be no assurance that such scale will be achieved on a timeline acceptable to Investors, or at all.

Because the Company has not been profitable, it has relied on external financing to fund operations. If the Company is unable to raise additional capital when needed, on acceptable terms or at all, it may be forced to curtail operations, delay growth initiatives, restructure its obligations, or cease operations entirely. In such circumstances, Investors could lose some or all of their investment.

Competition: The market for alcoholic beverages is enormous, which is good, but by the same token it is filled with competitors. We will compete with many different kinds of companies, ranging from small mom-and-pop companies to some of the largest corporations in the world. With only limited marketing resources and visibility, we might struggle to find traction among our target customers.

Intellectual Property Risks: We face a number of risks relating to our intellectual property, including these:

- We own intellectual property rights in our names, our logos, and our product formulae. However, owning intellectual property rights means little without the resources to enforce the rights. Litigation over intellectual property is extremely expensive. It is possible that our intellectual property rights would be infringed, yet we would not have the resources to prosecute a successful claim.

- The steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around. For example, the formula for a product qualifies as a trade secret only if the owner has taken necessary precautions. If a court found that we had not taken the necessary productions, a formula could lose protection.

- We rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

Possible Infringement Claims: As far as we know, our business does not infringe on the rights of anyone else. However, it is possible that a claim will be made and that we will have to change something about our business to avoid infringement. We could also be subject to damages for the period of infringement.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe unique whiskey blends will become more popular" is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement "We believe unique whiskey blends will become more popular" is not like the statement "We believe the sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

Regulatory Risks: As an alcoholic beverage company, we are subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Possible Class Action and/or Government Claims: The alcohol-based beverage industry also faces the possibility of class action or other similar litigation alleging that the continued excessive use or abuse of alcohol-based beverages has caused death or serious health problems. It is also possible that federal or state governments could assert that the use of alcohol-based beverages has significantly increased that portion of health care costs paid for by the government.

Our Pre-Money Valuation is Arbitrary: To establish the price of Class C Common Units, the Company estimated the value of the Company. However, that figure bears no relation to traditional valuation methods such as earnings multiples or book value. There is no assurance that the Company could actually be sold for that value or anything close to it.

Our Minimum Target Offering Amount is Arbitrary: We are trying to raise as much as $5 million in this Offering but will begin to spend investor money if we raise as little as $10,000. This figure is completely arbitrary. If we raise only $10,000 it will have almost no positive effect on our business, *i.e.*, it will allow us to achieve no significant business goal. Hence, earlier investors are taking a significantly greater risk than later investors.

The Company Might Raise Money from Affiliates: Affiliates of the Company might purchase Investor Shares along with unrelated Investors. Investments by affiliates will count toward our $10,000 minimum target amount – in fact, they could make up the entire $10,000. While unrelated investors will benefit only if the Company is successful, affiliates could benefit in other ways, including, for example, from the fees paid by the Company to affiliates. Therefore, in evaluating an investment in the Company you should take into account the additional incentives that could motivate affiliates to invest.

Risk of Damage to Reputation: Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be averse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks of Future Pandemics: The COVID-19 pandemic in 2020 was devastating for many industries and for the American economy as a whole. The new Administration is populated by "vaccine skeptics," chief among them Robert F. Kennedy, Jr. As the Secretary of Health and Human Services, Mr. Kennedy has already taken action against vaccine research, disbanding an expert vaccine panel and making vaccines harder to obtain. These actions increase the risk of another pandemic, which could severely damage our business.

Discretion Over Use of Funds: The Company's management has broad discretion in how the Company uses the proceeds of the Offering.

Mandatory Redemption: An Investor may be forced to sell his, her, or its Investor Shares if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Lack of Liquidity: Class C Common Units and Investor Shares will be difficult to sell. Realistically, Investors will not experience liquidity until and unless the Company is sold. Investors should plan to hold their Investor Shares indefinitely.

Risk of Political Instability: Historically, the United States has been stable politically. That could change. For example, the Administration just announced a criminal investigation of Jerome Powell, the Chair of the Federal Reserve, ostensibly over testimony to Congress but clearly designed to pressure the Federal Reserve to lower interest rates. Interventions of this kind in other countries historically have led to economic turmoil. During the same week, a woman was killed by the ICE in a pattern of escalating violence, especially alarming after the murder of conservative activist Charlie Kirk.

Limited Distributions in Bankruptcy: In the event of the dissolution or bankruptcy of the Company, the holders of Class C Common Units will be entitled to distributions as described in the LLC Agreement. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Consequently, distributions in bankruptcy are likely to be zero or close to it.

Dependence on Contract Manufacturers and Suppliers: We rely on third-party distillers and bottle manufacturers produce the base liquid and bottles for our products. Any disruption in those relationships – whether from quality issues, capacity constraints, disputes, or regulatory actions – could delay or halt production and shipments, adversely affecting revenues and brand reputation. We may have limited ability to quickly secure alternate facilities that satisfy all TTB and state licensing requirements.

Limit on Competitive Activities: To invest, you must represent that you are not involved in a business competitive with the Company's business. In addition, you may not transfer your interest to a person involved in a business competitive with the Company's business.

Three-Tier System and Distribution Limitations: U.S. beverage-alcohol laws generally require products to move through a three-tier system of producers, distributors, and retailers. These regulations restrict our ability to sell directly to retailers or consumers in many states and may limit pricing flexibility or market access. Changes in distribution agreements or loss of key distributors could reduce our market reach and sales volume.

Federal Excise Taxes: The Company is subject to federal excise taxes ("FET") on distilled spirits and relies on reduced FET rates available to certain producers and importers. Any repeal or modification of the current rates, or any adverse interpretation of eligibility rules, could increase our cost of goods sold and reduce margins.

Labeling and Formulation Compliance: All product labels and formulations must be approved by the TTB (Certificates of Label Approval, or COLAs) and, for imported components, by the applicable foreign authorities. Delays or denials in label or formula approvals, or changes in regulatory standards (*e.g.*, definitions for "American Single Malt"), could postpone product launches or require costly re-labeling.

Celebrity and Brand Association Risk: Our marketing strategy leverages the visibility of well-known personalities. Any adverse publicity or reputational harm to these individuals, or a change in their willingness to promote the brand, could negatively affect consumer perception and sales.

Dependence on Affiliates: We rely on Next Century Spirits and affiliated entities for production, logistics, sales, marketing, and administrative support. Any financial or operational difficulties experienced by those affiliates could materially impact our ability to meet demand, manage costs, or comply with industry regulations.

We Rely on a Small Management Team: Currently, the Company depends entirely on the skills of its executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of these individuals would likely harm the Company's business, financial condition, cash flow and results of operations. The Company does not carry "key man" life or disability insurance on any of these individuals.

The Company will Need More Capital: The Company will probably need more capital to execute its business plans. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

Future Securities Could Dilute Your Interests: The Company could issue other classes of securities with rights superior to those of the Class C Common Units (including a superior right to distributions on liquidation) or sell Class C Common Units at a lower effective price than you paid.

Securities Laws Risks: This Offering is being conducted under Reg CF. We will conduct future offerings of securities under Reg CF or other securities law "exemptions." Reg CF and all other exemptions are complicated, and it is possible that we will fail to comply with one or more requirements. In that case we could be subject to fines and penalties and be required to refund all the money we have raised from investors. That could be catastrophic for our business.

No Registration Under Securities Laws: Neither the Company nor the Class C Common Units will be registered with the SEC or the securities regulator of any state. Hence, neither the Company nor the Class C Common Units are subject to the same degree of regulation and scrutiny as if they were registered.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying Investor Shares (and, indirectly, Class C Common Units) only if you are willing to entrust all aspects of the Company's business to our management team.

Incomplete Offering Information: The Class C Common Units are being offered pursuant to Reg CF. Although Reg CF does require us to provide some information (thus this Form C), it does not require us to provide you with nearly all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. It is possible that you would make a different investment decision if you had more information.

The Company will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to several rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and its business, as required by Reg CF, we will not provide nearly all of the information that would be required of a public reporting company. And our reporting obligations under Reg CF could stop under some circumstances.

We Don't Plan to Pay Dividends: We do not plan to pay dividends for the foreseeable future, instead investing any profits back into the growth of the business. Hence, you should not expect to receive any cash return on your investment for years.

Changes In Economic Conditions Could Hurt Our Businesses: Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are unpredictable.

Uninsured Losses: We might not buy enough insurance to guard against all the risks of our business, whether because it does not know enough about insurance, because we cannot afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Conflicts of Interest: Conflicts of interest could arise between the Company and investors. For example:

- It might be in the best interest of Investors if our management team devoted their full time and attention to the Company. However, members of our management time will devote themselves to other endeavors at the same time.

- Members of our management team might prefer higher levels of compensation, while Investors might prefer lower levels.

- Members of our management team might want to sell the Company before or after Investors believe it is prudent to do so.

- The interests of Investors could also conflict with the interests of other shareholders of the Company.

The Subscription Agreement Limits Your Rights: The Subscription Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Class C Common Units. For example:

- Your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Wilmington, Delaware, which might not be convenient for you. Additionally:

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

Limited Right to Sue Management: Our LLC Agreement limits your ability to sue members of our management team, even if they make decisions you disagree with or make mistakes that cost you money.

Your Interests Are Not Represented by Our Lawyers: We have lawyers who represent us. These lawyers have drafted our LLC Agreement and Subscription Agreement, for example. None of these lawyers represent you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Possible Tax Cost: The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow through" and be reported on the tax returns of the owners. It is therefore possible that you will be required to report the taxable income of the Company on your personal tax return, and pay tax on it, even if the Company does not distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.